SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172406100

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

Zvi Rhine

Sabra Capital Partners, LLC

401 E. Ontario Street, Suite 2301

Chicago, Illinois 60611

(847) 414-4371

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 172406100	Page 2 of 10 Pages

1	Names of reporting person Individual Retirement Accounts for the benefit of Ronald L. Chez, the Chez Family Foundation and Ronald L. Chez Individually
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,530,398
	8	Shared voting power 0
	9	Sole dispositive power 6,530,398
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,530,398
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 8.4%(1)
14	Type of reporting person (see instructions) IN

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 3 of 10 Pages

1	Name of reporting person Sabra Investments, LP
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,122,500 (including warrants to acquire 52,500 shares)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,122,500 (including warrants to acquire 52,500 shares)
11	Aggregate amount beneficially owned by reporting person 1,122,500 (including warrants to acquire 52,500 shares)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.5%(1)
14	Type of reporting person PN

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 4 of 10 Pages

1	Name of reporting person Sabra Capital Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 74,000
	9	Sole dispositive power 0
	10	Shared dispositive power 74,000
11	Aggregate amount beneficially owned by reporting person 74,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.1%(1)
14	Type of reporting person OO

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 5 of 10 Pages

1	Name of reporting person Mr. Zvi Rhine
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 500,350 (including warrants to acquire 26,250 shares)
	8	Shared voting power 0
	9	Sole dispositive power 500,350 (including warrants to acquire 26,250 shares)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by reporting person 500,350 (including warrants to acquire 26,250 shares)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%(1)
14	Type of reporting person IN

(1)	See Item 5.

13D

CUSIP No. 172406100	Page 6 of 10 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Cinedigm Corp., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 902 Broadway, 9th Floor, New York, New York 10010.

Item 2. Identity and Background.

This Statement is filed by: (a) Ronald Chez on behalf of himself, Individual Retirement Accounts for his benefit and the Chez Family Foundation (the “Chez Reporting Person”) and (b) the Sabra Reporting Persons (as defined below) (collectively, the “Reporting Persons” and each a “Reporting Person”). The Chez Reporting Person previously filed Amendment No. 5 to his Schedule 13D with respect to the Company on June 1, 2015 (the “Prior Chez 13D”), and the Sabra Reporting Persons previously filed a Schedule 13D with respect to the Company on May 19, 2015 (the “Prior Sabra 13D”).

Each of the Reporting Persons are members of a “group” within the meaning of Rule 13d–5 and/or Section 13(d)(3) of the Act, formed by the Reporting Persons as of June 2, 2015. Each of the Reporting Persons is party to that certain Group Agreement dated June 2, 2015 (the “Group Agreement”), evidencing “group” membership, as further described in Item 4 and as filed as an exhibit to this Statement. Additionally, each of the Reporting Persons is party to that certain Joint Filing Agreement dated June 2, 2015, as further described in Item 6 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are hereby filing this joint Statement. Each Reporting Person provided only the information as to himself or itself and his or its affiliates and did not independently verify the information contained in this Statement provided by any other Reporting Person.

A.	Chez Reporting Person

(a)-(c), (f) The Chez Reporting Person is an individual whose principal occupation is an investor. His business address is in Chicago, Illinois. He is a citizen of the United States of America.

(d)-(e) During the last five years, the Chez Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.	Sabra Reporting Persons

(a), (f) The “Sabra Reporting Persons” are: (i) Sabra Investments, LP (the “Fund”), a Delaware limited partnership, with respect to the Common Stock and warrants to acquire Common Stock directly held by it, (ii) Sabra Capital Partners, LLC (the “General Partner”), an Illinois limited liability company, with respect to the Common Stock directly held by it and as the general partner of the Fund, and (iii) Mr. Zvi Rhine, an individual, with respect to the Common Stock and warrants to acquire Common Stock directly held by him and as the Principal of the Fund and the General Partner. Mr. Rhine is a U.S. citizen.

(b) The business address of each of the Sabra Reporting Persons is 401 E. Ontario Street, Suite 2301 Chicago, Illinois 60611.

13D

CUSIP No. 172406100	Page 7 of 10 Pages

(c) The principal business of the Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The principal occupation of Mr. Rhine is serving as an investment manager and advisor.

(d)-(e) During the last five years, none of the Sabra Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The consideration used by the Chez Reporting Person to purchase the Common Stock that require the filing of this Statement are personal funds, including amounts held by an individual retirement accounts for the benefit of Mr. Chez. The total cost for purchasing the Common Stock reported as held by the Sabra Reporting Persons in this Statement, including brokerage commissions, but not including the warrants reported as being held by the Sabra Reporting Persons, was approximately $2,519,799, consisting of working capital of the Fund and the General Partner and personal funds of Mr. Rhine.

Item 4. Purpose of Transaction.

As noted in the Prior Sabra 13D, on May 12, 2015, the General Partner sent a letter to the Company’s Chairman and Chief Executive Officer regarding the Company’s performance during recent years and proposed changes to the composition of the Company’s Board of Directors (the “Board”) and met with representatives of the Company on May 13, 2015. Based on this meeting, the Sabra Reporting Persons became increasingly concerned that the Company’s Board does not plan to include meaningful stockholder representation on the Board or provide stockholders with meaningful input into any new candidates appointed to the Board. The Reporting Persons believe strongly that the Company’s Board is in dire need of stockholder representation to hold the Company’s management team accountable for its performance and corporate actions.

As noted in the Prior Chez 13D, Mr. Chez independently had communications with representatives of the Company regarding the long-term under-performance of the Company, the need for the Board members and officers of the Company to have significant stock ownership in the Company and changes to the composition of the Company’s Board. These conversations occurred in the months of April and May 2015.

Mr. Chez and Mr. Rhine have informally discussed the Company with each other from time to time, including regarding the negative stock performance of the Company following its recent convertible financing transaction.

Following the filing of the Prior Sabra 13D, Mr. Chez and Mr. Rhine discussed their disappointment with the Company’s appointment of Korn Ferry to search for new Board members (as reported by the Company in its May 18, 2015 press release). The Reporting Persons feel that such appointment was a needless expense, a way to avoid interacting with the Company’s stockholders and a way to delay necessary change that needs to be made to the Company’s Board.

The Reporting Persons also believe the Company continues to have significant unrealized opportunities.

13D

CUSIP No. 172406100	Page 8 of 10 Pages

On June 2, 2015, the Reporting Persons entered into the Group Agreement in order to work together to enhance stockholder value at the Company, including seeking representation on the Board at the 2015 annual meeting of stockholders of the Company or otherwise and taking any other actions they determine to undertake in connection with their respective investments in the Company, including, but not limited to, a potential solicitation of proxies or written consents in furtherance of seeking representation on the Board and removing certain existing members of the Board.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons purchased the Common Stock based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending on overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may increase or decrease their positions in the Common Stock through, among other things, the purchase or sale of Common Stock through the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Common Stock on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, continuing to engage in communications with the Company’s management and Board, making recommendations or proposals to the Company concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Company, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, or changing their intention with respect to any or all of the matters referenced herein.

Except as noted in this Item 4, none of the Reporting Persons currently has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

This Statement is not a solicitation of any action by stockholders of the Company. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Statement. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5. Interest in Securities of the Issuer.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 76,953,223 shares of Common Stock reported by the Company as outstanding as of February 10, 2015, in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended December 31, 2014.

13D

CUSIP No. 172406100	Page 9 of 10 Pages

I.	Chez Reporting Person

(a) This Statement relates to 5,555,398 shares of Common Stock and warrants to purchase an additional 975,000 shares of Common Stock (the “Chez Warrants”) through exercise of the Chez Warrants (which are exercisable within sixty days), in each case owned by the Chez Reporting Person. The 6,530,398 shares of Common Stock (including the 975,000 shares of Common Stock exercisable pursuant to the Chez Warrants) beneficially owned by the Chez Reporting Person and reported on this Statement represents approximately 8.4% of the Company’s outstanding shares (as calculated in accordance with Rule 13d-3(d)(1)(i) of the Regulations promulgated pursuant to the Act).

(b) The Chez Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock reported in Item 5.I.(a) above.

(c) Since the filing of the Prior Chez 13D, the Chez Reporting Person has not entered into any transactions in the Common Stock.

(d) Not applicable.

(e) Not applicable.

II.	The Sabra Reporting Persons

(a) The Sabra Reporting Persons beneficially own in the aggregate 1,696,850 shares of Common Stock, including warrants to acquire 78,750 shares of Common Stock, which in the aggregate represents approximately 2.2% of the Company’s outstanding Common Stock.

Each of the Fund, the General Partner and Mr. Rhine directly holds the number and percentage of shares of Common Stock disclosed in the applicable table set forth on the cover page to this Statement.

The General Partner, as the general partner of the Fund, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As the Principal of the Fund and the General Partner, Mr. Rhine may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by the Fund and the General Partner in this Statement. Each of the General Partner and Mr. Rhine expressly disclaim such beneficial ownership by them.

The Fund holds a 9% Subordinated Note due October 21, 2018 issued by the Company on October 21, 2013 in the principal amount of $200,000. Mr. Rhine holds a 9% Subordinated Note due October 21, 2018 issued by the Company on October 21, 2013 in the principal amount of $100,000. These Notes were issued to the Fund and Mr. Rhine pursuant to a Securities Purchase Agreement, dated October 21, 2013, by and among the Company, the Fund, Mr. Rhine and the other investors party thereto. In connection with the Note issuance, the Company issued a Warrant, dated October 21, 2013, to the General Partner to purchase 52,500 shares of Common Stock at a price of $1.85 per share and a Warrant, dated October 21, 2013, to Mr. Rhine to purchase 26,250 shares of Common Stock at a price of $1.85 per share. These Warrants expire on October 21, 2018. The Company filed copies of the forms of these agreements and instruments as exhibits to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on October 23, 2013.

13D

CUSIP No. 172406100	Page 10 of 10 Pages

(b) The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as held by the Fund in the applicable table set forth on the cover page to this Statement. The General Partner beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as held by the General Partner in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Rhine beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as held by him in the applicable table set forth on the cover page to this Statement. Mr. Rhine, as the Principal of the Fund and the General Partner, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund and the General Partner.

(c) Since the filing of the Prior Sabra 13D, none of the Sabra Reporting Persons have entered into any transactions in the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted in Item 4 of this Statement, the Reporting Parties entered into the Group Agreement. The description of the Group Agreement in this Statement is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is filed with this Statement as Exhibit 99.1 and incorporated by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement and any amendment or amendments thereto, which agreement is set forth as Exhibit 99.2 to this Statement and incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Group Agreement

Exhibit 99.2	Joint Filing Agreement

Exhibit 99.3	Powers of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 3, 2015

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez

SABRA INVESTMENTS, LP by Sabra Capital Partners, LLC, its general partner

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

SABRA CAPITAL PARTNERS, LLC

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine, Principal

/s/ Barry Fischer
Barry Fischer, attorney-in-fact for Zvi Rhine